

November 29, 2012

<u>Via E-mail</u>
Ms. Vivian Lopez-Blanco
Chief Financial Officer and Treasurer
Mednax, Inc.
1301 Concord Terrace
Sunrise, FL 33323

  Re: Mednax, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 29, 2012
    File No. 001-12111

Dear Ms. Lopez-Blanco:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Joel Parker

      Joel Parker
      Accounting Branch Chief